UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
ECXTech, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    March 9, 2018

Physical address of issuer
3420 THORNHILL CT, Reno, NV 89509

Website of issuer
https://ecxtech.io

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$9,695.37	$0.00
Cash & Cash Equivalents	$9,695.37	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$21,119.76	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$28,321.02	$0.00

April 30, 2019

FORM C-AR

ECXTech, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by ECXTech, Inc. , a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://ecxtech.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

ECXTech, Inc. (the "Company") is a Nevada Corporation, formed on March 9, 2018.

The Company is located at 3420 THORNHILL CT Reno, NV 89509.

The Company's website is https://ecxtech.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

ECXTECH is building e-commerce technology that will decentralize the online marketplace and will empower buyers and sellers in the world's first "Open-to Market" platform, previously named "Condotto," and which was recently rebranded as "Lavell." Lavell will be powered by a secured distributed ledger inventory system, any merchant will be able to sell almost any supplier's inventory without the associated overhead. Anyone will be able to become a merchant and create unique, virtual online stores simply by subscribing to the inventory items of their choice. Owners of physical inventory will gain access to an instant sales force, at no cost, no overhead, and minimal effort. Meanwhile, consumers will enjoy greater variety, competitive pricing, and the ability to explore new, social-media powered stores.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company has raised to date may not be enough to sustain the Company's current and/or future business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause our shareholders to lose all or a portion of their investment.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.
If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations.
We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such

5

as limitations on our ability to incur additional debt, and restrictions on our business operations that could adversely impact our ability to conduct our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Brian Catudan and Tim Berfield who are Chief Executive Officer, CFO, Secretary and Director, Chief Technology Officer , and Chief Operating Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Brian Catudan and Tim Berfield although there can be no assurance that it will

do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brian Catudan and Tim Berfield or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property

rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform

as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and

employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Lack of Operating History and Risks of Startups/Early-Stage Companies Investments in startups, including us, involve a high degree of risk.

Investments in our securities, including our Class B Common Stock, may involve an even higher degree of risk. Financial and operating risks confronting startups are significant and we are not

immune to these. The startup market in which we compete is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

Terms of Subsequent Financings May Adversely Impact Your Investment.
We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. We plan to explore opportunities to patent parts of our core technology, and currently have one pending patent application. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our Platform, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

No management Rights in us.
Subject to applicable law, Class B Common Stock holders have no voting rights or other management or control rights in us, and, consequently, an investment in Class B Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Class B Common Stock holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions with

which a majority of Class B Common Stock holders disapprove. In assessing the risks and rewards of an investment in Class B Common Stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and Class B Common Stock holders will be subject to the decisions of our directors, officers, and employees.

We have minimal operating capital, no significant assets and no revenue from operations.
We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Class B Common Stock or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.
We face competition from various entities in the ecommerce industry. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations or otherwise harm our business.
We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including, but not limited to, user privacy, blockchain technology, data protection and intellectual property. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. The risk of us being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and financial results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.
Our platform has not yet been developed, and certain of the software applications, and other interfaces or applications that will be built upon our Platform or used in developing our Platform, are still in an early development stage and are unproven, and there are no assurances that our Platform will be uninterrupted or fully secure, or that we will successfully develop and release it.

Further, our Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or our Platform. Cyber-attacks may target Investors, customers, suppliers, banks, credit card processors, delivery services, e-commerce in general, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to put in place business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store Investors' and customers' personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our Investors or customers data, our relationships with our investors and/or customers will be severely damaged, and we could incur significant liability from customers, investors, and third parties. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.
Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our e-commerce marketplace platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe

that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

Management Discretion As To Use Of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability And Liquidity.

Each Investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

The further development and acceptance of blockchain networks, including our Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of our platform and the development of our digital assets. Our current business plan contemplates that our Platform will be blockchain based, and that we will issue tokens in the future that may have utility on the platform. The growth of the blockchain and crypto-currency industries, in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the cryptocurrency industry and blockchain networks, include, but are not limited to:• Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies; • Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks; • Changes in consumer demographics and public tastes and preferences;• The availability and popularity of other forms or methods of buying and selling goods and services; and • General economic conditions and the regulatory environment relating to cryptocurrencies. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings is uncertain. Developments in regulations in the United States or in other jurisdictions may alter the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business.

Regulation of crypto assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on the Company. The regulatory status of crypto assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of crypto assets. These legislative

and regulatory changes or actions are difficult to predict and may adversely impact the blockchain technology underlying our platform and any crypto-currencies we may issue in the future. As crypto assets have grown in popularity and market size, U.S. legislators and regulators have begun to develop laws and regulations and have, at times, released interpretive guidance governing the crypto asset industry. Both legislators and regulators have expressed concerns that crypto assets can be used by criminals to evade taxes and launder money. To the extent that future actions by legislators and/or regulators impose restrictions or limitations on the asset market, the demand, if any, for any future tokens we may issue may be reduced. Additional or changing regulations could also limit the use of crypto assets on various crypto asset platforms. Such reductions in use could decrease or remove the value of the functionality achieved on those platforms and cause a substantial decrease the value of those crypto assets and demand for our contemplated blockchain-based platform. Various foreign jurisdictions may adopt laws, regulations, or directives that address the crypto asset market and participants in such market. Any such

laws, regulations, or directives may (i) conflict with those of the United States, (ii) negatively impact the acceptance of crypto assets inside and outside the United States, (iii) impede the growth or sustainability of the crypto asset market in foreign jurisdictions, and/or (iv) otherwise negatively affect the value of crypto assets. These changes or new laws, regulations or directives, if any, are impossible to predict, but any such change could be substantial and adverse to the value of an Investor's investment.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.
To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the development and launch of our platform, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Special Provision
The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover,

the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

ECXTECH is building e-commerce technology that will decentralize the online marketplace and will empower buyers and sellers in the world's first "Open-to Market" platform, named Lavell. Lavell will be powered by a secured distributed ledger inventory system, any merchant will be able to sell almost any supplier's inventory without the associated overhead. Anyone will be able to become a merchant and create unique, virtual online stores simply by subscribing to the inventory items of their choice. Owners of physical inventory will gain access to an instant sales force, at no cost, no overhead, and minimal effort. Meanwhile, consumers will enjoy greater variety, competitive pricing, and the ability to explore new, social-media powered stores.

Business Plan

The Company's flagship product Lavell aims to be the next evolutionary step in the world's e-commerce ecosystem. Lavell looks to leverage the sharing economy to redefine how people buy and sell anything online. By enabling inventory owners and sellers to work together, Lavell aims to create a new competitive and streamlined consumer experience. Lavell will allow anyone to sell more product, faster to a wider audience than ever before by lowering the barriers of entry for anyone to create their own e-commerce business. This is accomplished by exposing any markets' inventory to the public for sale, in potentially thousands of commissioned seller's online stores, all over the world, in turn, increasing the audience exposure and likelihood in which something is sold, all while limiting arbitrarily marked up prices for consumers. Lavell plans to take a nominal fee on every transaction as the Company believes this will be the least invasive way for Lavell to generate revenue without affecting the way people do businesses. The company plans on generating additional revenue through advertisement placements and various subscription-based models that unlock varying data analytics for inventory owners and sellers on how to improve their business. Some existing challenges the Company faces is gaining a market share from other e-commerce giants such as Amazon, Alibaba, and Shopify to name a few. The Company plans on addressing this by solving some of the problems/issues with these large distribution platforms. Some of the problems that Lavell looks to solve are inventory owners and sellers always owning all their customer data, eliminate or strengthen negotiations with large distributors, and control their own bottom line to name a few. This is accomplished through Lavell's sharing economy model between inventory owners, sellers, and consumers. A likely challenge will be Lavell's ability to saturate its inventory system and user-generated stores with content. This will be addressed by Lavell's market penetration strategy. The market penetration strategy is to target targeting brand influencers, bloggers, affiliate/partner marketers, and their respective industries and inventory suppliers. More specifically, Lavell initially looks to enter the cosmetics and services industries initially as those types of products are projected to be the most successful based on the industry and its brand influences. The Company's flagship product Lavell aims to be the next evolutionary step in the world's e-commerce ecosystem. Lavell looks to leverage the sharing economy to redefine how people buy and sell anything online. By enabling inventory owners and sellers to work together, Lavell aims to create a new competitive and streamlined consumer experience. Lavell will allow anyone to sell more product, faster to a wider audience than ever

before by lowering the barriers of entry for anyone to create their own e-commerce business. This is accomplished by exposing any markets' inventory to the public for sale, in potentially thousands of commissioned seller's online stores, all over the world, in turn, increasing the audience exposure and likelihood in which something is sold, all while limiting arbitrarily marked up prices for consumers. Lavell plans to take a nominal fee on every transaction as the Company believes this will be the least invasive way for Lavell to generate revenue without affecting the way people do businesses. The company plans on generating additional revenue through advertisement placements and various subscription-based models that unlock varying data analytics for inventory owners and sellers on how to improve their business. Some existing challenges the Company faces is gaining a market share from other e-commerce giants such as Amazon, Alibaba, and Shopify to name a few. The Company plans on addressing this by solving some of the problems/issues with these large distribution platforms. Some of the problems that Lavell looks to solve are inventory owners and sellers always owning all their customer data, eliminate or strengthen negotiations with large distributors, and control their own bottom line to name a few. This is accomplished through Lavell's sharing economy model between inventory owners, sellers, and consumers. A likely challenge will be Lavell's ability to saturate its inventory system and user-generated stores with content. This will be addressed by Lavell's market penetration strategy. The market penetration strategy is to target targeting brand influencers, bloggers, affiliate/partner marketers, and their respective industries and inventory suppliers. More specifically, Lavell initially looks to enter the cosmetics and services industries initially as those types of products are projected to be the most successful based on the industry and its brand influences.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Lavell	Powered by a secured distributed ledger, empowers both merchants to sell and consumers to explore new, social-media powered virtual stores.	End users looking to buy or sell goods/services. Or those looking to become commissioned sellers for various inventory suppliers.

Our platform is in full development. During this stage of development, we are testing various user interface configurations and user experience flows. Ultimately, we believe this will allow us to develop the most streamlined, seamless marketplace for both desktop and mobile users. We are implementing these user flows and keeping it up-to-date with the Global Inventory System solution blockchain, as we develop it. The Global Inventory System blockchain is in initial development for the blockchain data models, using a RESTful JSON API, which is implementing the business logic (smart contracts). It is currently being designed to be tested on a local blockchain fabric using IBM's open source blockchain for businesses, Hyperledger Fabric. We are designing this architecture for maximum scalability, while also using e-commerce best practices and striving for PCI Compliance in all areas where necessary.

Lavell will serve as an e-commerce platform which provides extensive tool-sets for inventory suppliers, merchants, and consumers to connect and transact amongst one another. The users of the platform won't be directly competing against ECXTECH as a major distributor like other large

platform providers, but rather assisting them in the growth of their businesses. Lavell's revenue will be generated through its payment processor transaction fees, as well as a robust subscription model that will offer unique tool-sets for enhancing online e-commerce storefronts within the platform. These subscription services will offer such tools as detailed user analytics, advertising, and priority search.

Competition

The competitors in our industry include but not limited to B2C & C2C e-commerce platforms that have a heavy emphasis on e-commerce drop shipping and entrepreneurship. Some industry competitors include, but are not limited to Shopify, Oblero, and Etsy.

Unlike our competition, our platform features include distributed ledger tech and smart contracts for fast and secure transactions, decentralized and immutable drop shippable global inventory, future proofing to accept various payment types, in-depth inventory supplier and merchant analytics, socially connected and driven inventory storefronts, a wide range of inventory from any imaginable category, and a point of sale solution secured by distributed ledger technology.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. In addition, the Company competes for various components with other participants in the markets for mobile communication and media devices and personal computers. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

The Company's customers are consumers, merchants, and inventory suppliers around the world who are interested in a more refined approach to a global inventory model.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/693,654	DISTRIBUTED TRUST-LAYERED INVENTORY SYSTEM AND METHOD	Patent-Pending distributed ledger technology "Global Inventory System".	July 3, 2018	July 9, 2018	USA

		Also referred to as our Shared Inventor System.			

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3420 THORNHILL CT Reno, NV 89509
The Company conducts business in Nevada.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ryan Cullins

Ryan is an award-winning CEO that has extensive 18-year pedigree managing and building successful companies and establishing corporate strategies. Ryan's conceptual nature and ambitious attitude to be on the cutting edge of technology push the boundaries of already progressive industries. His decisive personality instills passion within his teams, empowering their personal success. Ryan's uncanny ability to conceptualize, develop and execute industry changing software earned him NCET's 2016 CEO of the year award at his former technology company. Mr. Cullins has served as our part time CEO, CFO and Secretary and sole director since March 2018 (30 hours a week). Mr. Cullins has also served full time as CEO of Zero 8 Studios, Inc. (his primary

position) since January 2014, where he oversees corporate operations on various high-profile technology platforms and assists with market research, product design, sales, marketing, client relations, and technical design.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ryan Cullins

Ryan is an award-winning CEO that has extensive 18-year pedigree managing and building successful companies and establishing corporate strategies. Ryan's conceptual nature and ambitious attitude to be on the cutting edge of technology push the boundaries of already progressive industries. His decisive personality instills passion within his teams, empowering their personal success. Ryan's uncanny ability to conceptualize, develop and execute industry changing software earned him NCET's 2016 CEO of the year award at his former technology company. Mr. Cullins has served as our part time CEO, CFO and Secretary and sole director since March 2018. (30 hours a week.) Mr. Cullins has also served full time as CEO of Zero 8 Studios, Inc. (his primary position) since January 2014, where he oversees corporate operations on various high profile technology platforms and assists with market research, product design, sales, marketing, client relations, and technical design.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Nevada.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	2,500,000
Voting Rights	The holders of shares of Class A Common Stock are entitled to one vote for each share held of record on all mattes submitted to a vote of the shareholders.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may authorize and issue additional shares of common stock, which may be dilutive to the securities issued by the Company pursuant to Regulation CF.

Type of security	Class B Common Stock
Amount outstanding	8,668
Voting Rights	The holders of shares of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may authorize and issue additional shares of common stock, which may be dilutive to the securities issued by the Company pursuant to Regulation CF.

Securities issued pursuant to Regulation CF:

Type of security	Class B Common Stock
Amount outstanding	8,668
Voting Rights	None.
Anti-Dilution Rights	None.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Ryan Cullins
Amount outstanding	$19,119.76
Interest rate and payment schedule	0% Interest.
Amortization schedule	Payable from the proceeds of the offering conducted in April 2019 purusant to Regualtion CF.
Describe any collateral or security	N/A
Maturity date	No specified maturity date, but payable from the proceeds of the offering conducted in April 2019 purusant to Regualtion CF.
Other material terms	

Type of debt	Notes
Name of creditor	Brian Catudan
Amount outstanding	$2,000.00
Interest rate and payment schedule	0% Interest.
Amortization schedule	Payable from the proceeds of the offering conducted in April 2019 purusant to Regualtion CF.
Describe any collateral or security	Unsecured.
Maturity date	No specified maturity date, but payable from the proceeds of the offering conducted in April 2019 purusant to Regualtion CF.
Other material terms	

The total amount of outstanding debt of the company is $21,119.76.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	8,668	$34,672.31	The working capital use of proceeds includes but are not limited to unforeseen expenses and day to day expenses. Some of these funds would be allocated to repay the related party debt.	April 29, 2019	Regulation CF

Ownership

Ryan Cullins, 85.3% ownership, Class A Common Stock

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Ryan Cullins	85.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and launching our platform, which we do not anticipate occurring until March 2020. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

We are seeking to hit the following milestones:

April 2019 - Regulation CF Financing

Once the regulation CF financing has been completed the company will begin using the funds to ramp up business productions. Some important business productions to address are software development, public relations, marketing, business development, and legal counsel to name a few.

March 2019- O2M Marketplace Foundation

The company completed its plans to solidify all the toolsets to be used to build the desktop/mobile marketplace application, AP/ servers, global inventory system blockchain, smart contracts, payment processing and any other O2M marketplace related components. In addition, the company expects to have the base architecture and any sandbox development environments set up for the start of core development.

September 2019- O2M Marketplace Core Development

The company expects to have core functionality and base communication of the desktop/mobile marketplace application, AP/ servers, global inventory system blockchain, smart contracts, payment processing and any other O2M marketplace related components.

November 2019- Strategic Partnerships & Market Adoption

The company plans to pursue potential strategic partnerships with fulfillment providers, inventory suppliers, large brand ambassadors & influencers, independent sales organizations, banks, and any other related aspects of the business. The company also plans to execute a market penetration and adoption strategy in hopes to gain market share and compete in the e-commerce space come the launch of the O2M marketplace.

March 2020 - O2M Marketplace Open/Closed Beta

The company plans to launch a closed beta of the O2M marketplace. The closed beta will mostly consist of internal testing as well as select individuals. The goal of the closed beta is to simulate a live environment of the O2M marketplace allowing users to catalog and upload inventory to the global inventory system, allow merchants to create their virtual storefronts & subscribe to list inventory in their stores, and allow consumers to send wireframe purchases. Once the majority of bugs, Ul/UX deficiencies, and any other issues have been addressed an open beta will be available to test the O2M marketplace on a larger scale and find any other existing issues

Liquidity and Capital Resources

On April 29, 2019, the Company conducted an offering pursuant to Regulation CF and raised a total of $34,672.31.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

As of December 31, 2018, the company had $9,695.37 in cash from personal accounts, credit, and investment. We finance our operations through personal cash, credit, and our offering. We are currently a bootstrap company and require the continued infusion of new capital to continue the development of our software platform and general business operations. The Company will likely seek to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us. At current standing, we do not have a debt facility.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Ryan Cullins
Relationship to the Company	CEO, CFO, Secretary and sole Director
Total amount of money involved	$19,119.76
Benefits or compensation received by related person	Reimbursement from the proceeds of offering at 0% interest rate
Benefits or compensation received by Company	Loan for operating expenses
Description of the transaction	Loan for operating expenses

Related Person/Entity	Brian Catudan
Relationship to the Company	COO
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	Reimbursement
Benefits or compensation received by Company	Loan for operating expenses
Description of the transaction	Loan for operating expenses

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ryan Cullins
(Signature)

Ryan Cullins
(Name)

Chief Executive Officer, CFO, Secretary and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ryan Cullins
(Signature)

Ryan Cullins
(Name)

Chief Executive Officer, CFO, Secretary and Director
(Title)

April 30, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Ryan Cullins, being President and Chief Executive Officer of ECXTech, Inc., a corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Ryan Cullins
(Signature)

Ryan Cullins
(Name)

Chief Executive Officer, CFO, Secretary and Director
(Title)

April 30, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

ECXTECH INC.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Simple Business Checking (6541)	9,695.37
Total Bank Accounts	**$9,695.37**
Total Current Assets	**$9,695.37**
TOTAL ASSETS	**$9,695.37**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Note Payable-Brian Catudan	2,000.00
Notes Payable-Ryan Cullins	19,119.76
Total Long-Term Liabilities	**$21,119.76**
Total Liabilities	**$21,119.76**
Equity	
Common Stock (Class B)	13,896.63
Owner's Investment	3,000.00
Retained Earnings	0.00
Net Income	-28,321.02
Total Equity	**$ -11,424.39**
TOTAL LIABILITIES AND EQUITY	**$9,695.37**

ECXTECH INC.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	5,747.65
Bank Charges & Fees	-403.00
Legal & Professional Services	10,862.00
Meals & Entertainment	28.39
Office Supplies & Software	502.98
Start Up Costs	11,583.00
Total Expenses	**$28,321.02**
NET OPERATING INCOME	**$ -28,321.02**
NET INCOME	**$ -28,321.02**

ECXTECH INC.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-28,321.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -28,321.02**
FINANCING ACTIVITIES	
Note Payable-Brian Catudan	2,000.00
Notes Payable-Ryan Cullins	19,119.76
Common Stock (Class B)	13,896.63
Owner's Investment	3,000.00
Net cash provided by financing activities	**$38,016.39**
NET CASH INCREASE FOR PERIOD	**$9,695.37**
CASH AT END OF PERIOD	**$9,695.37**